ALGER NEXT GEN GROWTH FUND

MULTIPLE CLASS PLAN

Alger Next Gen Growth Fund (the “Fund”) is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”). The Fund relies on an exemptive order from the Securities and Exchange Commission (the “SEC”) that permits the Fund to offer multiple classes of shares of beneficial interest (“Shares”) with varying sales loads and asset-based service/distribution fees (the “Order”). Pursuant to the Order, the Fund must comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company.

Pursuant to Rule 18f-3, the Board of Trustees of the Fund (the “Board” or the “Trustees”) has approved and adopted this written multiple class plan pursuant to Rule 18f-3 (the “Plan”) specifying the differences among the classes of Shares to be offered by the Fund, including those, if any, pertaining to shareholder services, distribution arrangements, expense allocations, and conversion and exchange features. Prior to such offering, the Plan will be filed as an exhibit to the Fund’s registration statement.

I.	ATTRIBUTES OF SHARE CLASSES

Each Share of the Fund represents an equal pro rata interest in the Fund and, except as set forth below, has identical voting rights, powers, qualifications, terms and conditions and, in proportion to each Share’s net asset value, liquidation rights and preferences. The classes differ in that: (a) each class has a different class designation; (b) only the Class A Shares are subject to a front-end sales charge (“FESC”); (c) only Class A Shares are subject to distribution and/or shareholder servicing fees (“Rule 12b-1 fees”) under a plan adopted pursuant to Rule l2b-1 under the 1940 Act (the “Rule 12b-1 Plan”); (d) to the extent that one class alone is affected by a matter submitted to a vote of the shareholders, then only that class has voting power on the matter; (e) the exchange privileges of one class may differ from those of the other class; and (f) each class is subject to different fees, including transfer agency, sub-transfer agency, and shareholder administrative services fees pursuant to agreements approved by the Board.

A.	CLASS A SHARES

Class A Shares are generally sold to retail and institutional customers.

1.  Sales Loads. Class A Shares are sold subject to the current maximum FESC (with scheduled variations or eliminations of the sales charge, as permitted by the 1940 Act).

2.  Rule 12b-1 Fees. Class A Shares are subject to a Rule 12b-1 fee pursuant to the Rule 12b-1 Plan, for distribution and/or shareholder servicing services, of 0.25% of the average daily net assets of Class A Shares. The Fund may pay the distributor, Fred Alger & Company, LLC (“FAC”), from the Rule 12b-1 fee, up to 0.25% of the value of the average daily net assets of its Class A Shares for ongoing servicing and/or maintenance of shareholder accounts.

3.  Class Expenses. No expenses are allocated particularly to Class A Shares other than (i) the Rule 12b-1 fee and (ii) other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, provided these expenses are actually incurred in a different amount by Class A Shares, or if Class A Shares receive services of a different kind or to a different degree than other classes.

4.  Exchange Privileges and Conversion Features. The Board has authorized Fred Alger Management, LLC (“FAM”), the Fund’s investment manager, to grant permission from time to time for omnibus accounts to exchange Class A Shares for Class Z Shares of the Fund. Class A Shares have no conversion features.

B.	CLASS Z SHARES

Class Z Shares are generally sold to (1) institutional customers, and (2) persons entitled to exchange into Class Z Shares under the exchange privileges of the Fund.

1.	Sales Loads. Class Z Shares are not subject to an FESC.

2.	Rule 12b-1 Fees. Class Z Shares are not subject to a Rule 12b-1 fee.

3.  Class Expenses. No expenses are allocated particularly to Class Z Shares other than other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, that are actually incurred in a different amount by Class Z Shares, or if Class Z Shares receive services of a different kind or to a different degree than other classes.

4.  Exchange Privileges and Conversion Features. The Board has authorized FAM to grant permission from time to time for omnibus accounts to exchange Class A Shares for Class Z Shares of the Fund. Class Z Shares have no conversion features.

C.	ADDITIONAL CLASSES; CLASS DESIGNATION

In the future, the Fund may offer additional classes of Shares which differ from the classes discussed above. However, any additional classes of Shares must be approved by the Board, and the Plan must be amended to describe those classes.

Subject to approval by the Board, the Fund may alter the nomenclature for the designations of one or more of its classes of Shares.

II.	APPROVAL OF MULTIPLE CLASS PLAN

The Board, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund, must approve the Plan initially. In addition, the Board must approve any material changes to the classes and the Plan prior to their implementation. The Board must find that the Plan is in the best interests of each class individually and the Fund as a whole. In making its findings, the Board should focus on, among other things, the relationships among the classes and examine potential conflicts of interest among classes regarding the allocation of fees, services, waivers and reimbursements of expenses, and voting rights. Most significantly, the Board should evaluate the level of services provided to each class and the cost of those services to ensure that the services are appropriate and that the costs thereof are reasonable. In accordance with the foregoing provisions of this section II, the Board has approved and adopted this Plan, as of the date written below.

III.	DIVIDENDS AND DISTRIBUTIONS

Because of the differences in fees described above, the dividends payable to shareholders of one class will differ from the dividends payable to shareholders of the other class. Dividends paid to each class of Shares in the Fund will, however, be declared and paid at the same time and, except for the differences in expenses listed above, will be determined in the same manner and paid in the same amounts per outstanding Shares.

IV.	EXPENSE ALLOCATIONS

Income, realized and unrealized capital gains and losses, and Fund expenses not allocated to a particular class shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

V.	EXPENSE WAIVER AND REIMBURSEMENT

FAM, FAC, or any other provider of services to the Fund may waive or reimburse all or a portion of:

(i)	a Class Expense, as described above; or

(ii)	a pro rata allocation of the Fund’s expense other than a Class Expense (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) to a Share class.

VI.	EFFECTIVE DATE; AMENDMENTS

This Plan is effective on the date listed below. This Plan may be terminated or amended at any time with respect to the Fund or a class of Shares thereof by a majority of the Board, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 act) of the Fund.

Date: December 16, 2025